

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2014

Via E-mail
Dov Tamarkin, Ph.D.
President and Chief Executive Officer
Foamix Ltd.
2 Holzman Street, Weizmann Science Park
Rehovot 76704, Israel

> **Re: Foamix Ltd.**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted May 20, 2014**
> **CIK No. 0001606645**

Dear Dr. Tamarkin:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act,

whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

4. Please briefly explain the operation and implications of using the Section 505(b)(2) pathway the first time it is mentioned in your summary.

Risk Factors, page 10

5. Please include a risk factor, as necessary, that discusses any military service obligation your employees may have in Israel.

"Our Phase II clinical trials for FMX101 and FMX102 …," page 12

6. We note your discussion of the disadvantages relating to clinical trials that were not conducted head-to-head with the current standard of care. Please divide this risk factor into two separate risk factors with expanded disclosure in each. The first risk factor should be retrospective and should discuss the specific limitations on what can be concluded from your completed studies of FMX101 and FMX 102 given that the study was not controlled against the current standard of care. The second risk factor should be prospective and should include disclosure relating to the reasonable possibility that the FDA will require that your Phase III studies be controlled against the current standard of care in order to support the filing of a New Drug Application (NDA). You should additionally discuss in the second risk factor the specific difficulties you would face if you were required to conduct such controlled studies.

Forward-Looking Statements; Cautionary Information, page 42

7. We note your disclosure stating that you have not independently verified any information obtained from independent industry sources.   Please note that it is not appropriate to state or imply that you do not have liability for the statements in your registration statement. In order to eliminate any reference that you are not liable for all of the information in your registration statement, please delete this statement or include a statement specifically accepting liability for information obtained from independent industry sources.

Use of Proceeds, page 43

8. Please disclose whether you expect the application of proceeds discussed in this section to allow you to complete the two Phase III trials for FMX101, the two Phase III trials for

FMX102, and the Phase I/II clinical trial for FDX104. If not, please disclose what the application of these proceeds will allow you to accomplish as to each partially funded trial.

9. Please disclose whether you plan to use proceeds from this offering to fund the animal and human toxicology studies in FMX102 referenced on page 69, and if so, disclose the approximate amount of proceeds you plan to use for that purpose. Alternately, if the animal and human toxicology studies are part of the "pre-launch studies" referenced on this page, please clarify this point in your disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates
Share-based Compensation, page 59

10. You disclose that you based the expected share price volatility on the historical volatility of the ordinary shares of comparable companies that are publicly traded. Please tell us the companies you used as comparables. Discuss why they are considered comparable at each valuation date addressing entity size, stage of development, collaborations, product indications, etc.

11. Please include the March 2014 awards in your tabular disclosure on page 60.

12. Please include a discussion of your common stock valuation performed for the purpose of valuing the March 2014 awards.

13. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price.

14. Please include a statement in your filing regarding your common stock valuation that clarifies that once the company becomes public and your shares will trade, these estimates will not be necessary.

Business
Lead Product Candidates, page 64

15. If you have completed Phase I clinical trials for FMX101 for treatment of acne and FMX102 for treatment of impetigo, please include a brief description in this section of the Phase I trials for both product candidates, including a description of the trial design and goals, the applicable clinical endpoints, and the results observed. Alternately, if you were not required to complete Phase I trials for these product candidates, please expand disclosure to briefly explain why.

Next Steps, pages 67 and 69

16. Please disclose the approximate time frames in which you plan to file your investigational new drug (IND) applications for both FMX101 and FMX102 and the approximate date by which you plan to negotiate your Special Protocol Assessment with the FDA relating to these trials. In this regard, we note disclosure in your risk factor at the top of page 11 suggests that you intend to seek an SPA prior to commencing any Phase III trials.

FMX101 for Rosacea, page 69

17. We note that you expect to commence Phase II clinical trials for FMX101 for treatment of rosacea in late 2015. Please revise disclosure to clarify, if true, that you have not yet conducted any clinical trials for this indication, and that you plan to use data from completed trials of FMX101 for treatment of acne in order to advance FMX101 for treatment of rosacea directly into Phase II. Please also include a clarifying footnote to this effect in your pipeline chart on pages 2 and 64.

Development and License Agreements with Various Pharmaceutical Companies, page 71

18. We note your discussion of the general terms of some of your collaboration agreements in this section. You should describe all material terms for each material agreement separately in this section, including the following information:
   - All material rights and obligations conferred on both parties;
   - The specific intellectual property, if any, transferred or out-licensed;
   - The amount of payments including upfront fees, milestone payments, or other payments made or received to date;
   - The aggregate amount of additional potential milestone payments you may receive in the future;
   - The applicable royalty rate payable, expressed as a percentage within a range of 10%; and
   - All material provisions governing duration and termination.

   In addition, if you are substantially dependent on any of the agreements discussed here, you should file all such agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

19. We note disclosure throughout your prospectus, including pages 3 and 70, pertaining to your collaborators' licensed products that are variously in Phase II, III and pre-approval stages. In your revised disclosure that includes descriptions of each material collaboration agreement, you should include disclosure as to how far each licensed product relating to a given agreement has progressed in the development process to date.

Intellectual Property
Patent Portfolio, page 73

20. We note you have an issued U.S. patent covering FMX101, FMX102, and FDX104 expiring in 2030. Please clarify the nature of this issued patent and explain why you have discussed it separately from your other issued patents. For example, if you consider this your most material patent, you should disclose why in this section. Further, please clarify the nature of the remaining 27 issued U.S. patents and consider whether you should provide disclosure separately as to any of these 27 patents based upon their individual materiality. For each material patent, such disclosure should include the expiration date and type of protection afforded.

Government Regulation, page 76

21. Please include an explanation of Generally Recognized as Safe (GRAS) status in this section, including the FDA's involvement with regard to GRAS and the significance of GRAS as it applies to the ingredients in your foam platform.

Principal Shareholders, page 102

22. Please state the number of record holder in the United States and the corresponding percentage of your outstanding stock currently held in the United States. See Item 7.A.2 of Form 20-F.

Certain Relationships and Related Party Transactions, page 104

23. Please revise disclosure to explain the nature and extent of the transactions underlying your consulting agreement with the company beneficially owned by Mr. Hirsch.

Agreements with Executive Officers, page 100

24. Please file the employment agreements with each of your executive officers as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Shares Eligible for Future Sale
Lock-up Agreements, page 112

25. Please file the form of lock-up agreement as an exhibit to your registration statement.

Financial Statements
General

26. We refer you to your risk factor beginning on page 28 and ending on page 29. In order to enhance our understanding of how you prepare your financial statements and assess your

disclosure in this risk factor, we ask that you provide us with information that will help us understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- What role he or she takes in preparing your financial statements;
- What relevant education and ongoing training he or she has had relating to U.S. GAAP;
- The nature of his or her contractual or other relationship to you;
- Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Statements of Operations, page F-4

27. Please describe for us the nature of costs included in cost of revenues and how these costs relate to generation of your revenues.

28. Please tell us why you did not present comprehensive income or loss. Refer to ASC Topic 220-10.

Notes to the Financial Statements
Note 2 Significant Accounting Policies
k. Revenue recognition, page F-9

29. You indicate that revenues that may be generated under your license agreements typically include upfront payments, cost reimbursements, milestone payments and royalties on net sales of the licensed product.
- Provide us a break-down by year of your revenue for each of these categories. Tell us your consideration for showing separate line items of these categories or otherwise providing a more specific description of "revenues" on your statements of operations given the nature of your revenues.
- Tell us your accounting policies regarding separation and allocation for multiple element arrangements with reference to authoritative accounting literature.

30. In order to help us understand more fully how your license agreements impact your financial statements for each period presented and to evaluate your current disclosures about license agreements such as those that may be required by ASC 730-20-50, please provide us, in table format, amounts by year and by line item included in your statements of operations attributable to transactions arising from licensing agreements between you and the other participants and third-parties.   Please provide separate break out for each of

your significant agreements and for all of your agreements in the aggregate (i.e. the significant agreements and all other agreements). Separately present amounts with other participants and third-parties that are netted in a financial statement line item.

Note 10. Supplementary Financial Statement Information
c. Research and Development

31. Please tell us how patent registration costs meet the definition of research and development expenses in ASC 730-10 as these costs appear to be the same or similar to activities described in ASC 730-10-55-2.i., which are not generally considered research and development.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
Andrea L. Nicolas, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP